

December 6, 2022

Nicola Santoro, Jr.
Chief Financial Officer and Chief Accounting Officer
Rithm Capital Corp.
799 Broadway
New York, NY 10003

     Re: Rithm Capital Corp.
        Form 10-K for the year ended December 31, 2021
        Filed February 17, 2022
        File No. 001-35777

Dear Nicola Santoro:

We have reviewed your October 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Item 8. Consolidated Financial Statements
Note 3. Business Acquisitions, page 155

1.   We have reviewed your response to comment 1 and are unable to agree with your conclusion that is it appropriate to separate the transaction into two components when determining whether you have acquired a business pursuant to Rule 11-01(d). Please provide audited financial statements of Genesis Capital LLC and the Mortgage Loans Receivable Portfolio pursuant to Rule 3-05 of Regulation S-X, and the related pro forma information pursuant to Article 11 of Regulation S-X.

     You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction